ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 27, 2025	Tyler J. DiBrino T +1 617-854-2203 tyler.dibrino@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Ashley Vroman-Lee

Re:	Perpetual Americas Funds Trust
Registration Statement on Form N-1A
(File Numbers: 333-249784; 811-23615)

Dear Ms. Vroman-Lee

I am writing on behalf of Perpetual Americas Funds Trust (the “Trust”) to respond to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) on the Trust’s Post-Effective Amendment (“PEA”) No. 27 (the “PAFT 485(a) Amendment”) to the above-referenced Registration Statement on Form N-1A, filed with the Commission on November 29, 2024, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). The PAFT 485(a) Amendment was filed as part of the annual update process for each series of the Trust (each a “Fund”, and collectively the Funds”).1

On January 3, 2025, the Staff provided comments regarding the PAFT 485(a) Amendment by telephone to George Raine, Angela Jaimes and myself of Ropes & Gray LLP, counsel to the Trust. Summaries of the comments and the Trust’s responses are set forth below. To the extent applicable, the responses below will be reflected in PEA No. 28 (the “PAFT 485(b) Amendment”) to the Trust’s Registration Statement, which will be filed with an effective date of February 1, 2025, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. Existing disclosures below that have been revised are reflected, as applicable, with new language denoted by underline and deletions by ~~strikethrough~~. Any references to a prospectus herein denote the prospectus in the relevant amendment, or the prospectuses in both amendments, as the context may dictate. The Staff has asked that its comments be applied globally. Consistent with your request, in cases where the Staff made reference to a particular Fund in providing its comments, the Trust has prepared a response with respect to each series of the Trust

1 Regnan Global Equity Impact Solutions is expected to liquidate prior to the filing of the PAFT 485(b) Amendment pursuant to an effective plan of liquidation and termination that has been approved by the Board of Trustees. Accordingly, unless context dictates otherwise, the below responses referencing “each Fund” or the “Funds” do not apply to Regnan Global Equity Impact Solutions.

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to which the comment reasonably applies to notwithstanding the mention of a particular Fund name in the Staff’s comment.

GLOBAL COMMENTS

1.

Comment: In your correspondence filing, please include completed fee tables. In the “Fees and Expenses of the Fund” table of the Fund Summary for certain of the Funds, the Staff notes that there are brackets in place of the dates through which fee waivers and/or expense limitation arrangements will extend for each of the applicable Funds. Please populate omitted or bracketed information with relevant dates and confirm that such dates are through at least one calendar year from the date of filing of the PAFT 485(b) Amendment.

Response: Each of the Fund’s completed fee tables along with accompanying footnotes disclosing fee waivers and reimbursements are appended as Appendix A to this letter. Each Fund’s fee waiver and reimbursement will extend for at least one year after the effective date of the PAFT 485(b) Amendment.

2.	Comment: Please revise the fee waiver footnote to definitively state that the fee waiver can only be terminated by the Board of Trustees during its term.

Response: The Trust notes that shareholders may, however unlikely, vote to terminate the agreement to waive fees and reimburse expenses. Accordingly, the Trust believes the current formulation of the fee waiver footnote is accurate and avoids unnecessary complications, and respectfully declines to make the requested change.

3.	Comment: The Staff notes that the “Example” section of the Fund Summary should include the below language required under Item 3 of Form N-1A.

“The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.”

Response: The Trust confirms that the Funds do not impose a sales charge (load) on any class of shares, and therefore, references to sales charges are excluded from Fund Summary disclosures.

4.	Comment: Please disclose in each Fund Summary if portfolio managers are jointly and primarily responsible for day-to-day management of the Fund.

Response: The Trust confirms that the portfolio managers listed in the Fund Summary and the “Portfolio Management” subsection of the prospectus are primarily responsible for day-to-day management of the applicable Fund(s). The Trust believes that the current disclosure

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is appropriate and compliant with Items 5(b) and 10(a)(2) of Form N-1A, but will incorporate language in the “Portfolio Management” subsection to make clear that the listed portfolio manager(s) are “primarily responsible for the day-to-day management of the respective Fund’s portfolio.”

5.	Comment: Please supplementally confirm that no private funds were directly merged into the Funds.

Response: The Trust confirms that no private funds were merged into any series of the Trust. Each predecessor fund referenced in the Trust’s registration statement was a mutual fund registered under the Investment Company Act of 1940 (the “1940 Act”). As disclosed in the PAFT 485(a) Amendment, certain Funds sub-advised by Barrow, Hanley, Mewhinney & Strauss LLC (“Barrow Hanley”) had predecessor funds that were themselves successors to private funds managed by Barrow Hanley. Reorganizations of these private funds into the predecessor funds predated the reorganizations of the predecessor funds into the Trust.

PAST PERFORMANCE GLOBAL COMMENTS

6.

Comment: To the extent that a Fund directly acquired a private fund, please disclose that the predecessor Account’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to the Fund’s.

Response: Please see our response to Comment 5 above. No series of the Trust directly acquired a private fund.

7.

Comment: For any Fund that has acquired a private fund as a result of a direct merger, the heading should state that the performance is that of the fund; it should not state that it is the performance of a predecessor fund. Instead, the fund should state in the narrative that the performance shown is that of a predecessor Account, which was not subject to the same restrictions applicable to investment companies, and disclose the date when the predecessor Account transferred its assets to the fund.

Response: Please see our responses to Comments 5 and 6 above.

8.

Comment: Any Fund that has directly acquired a private fund may be unable to compute standardized after-tax returns for the predecessor for periods prior to registration because of different tax treatment for those years. Such funds may include in the summary prospectus and risk/return summary standardized after-tax returns for the post-registration period only, provided that the fund also includes standardized before-tax returns for the post-registration period.

Response: Please see our responses to Comments 5 and 6 above.

9.	Comment: Fees/Expenses. To the extent a Fund has directly acquired a private predecessor fund, the prior performance of the predecessor Account must be adjusted to reflect the

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maximum sales load of the fund or each class of the fund if a multi-class fund. The prior performance of the predecessor Account may use either the gross fees/expenses, i.e., before waivers and/or reimbursements, incurred by the Account; or make a one-time adjustment for the fund’s gross fees/expenses, i.e., before waivers and/or reimbursements. If the adjusted fees/expenses are less than the gross fees/expenses of the Account, the adjustment would not be permitted. In either case, because the fund as a whole is adopting the predecessor’s performance as its own, the average annual total return table should reflect the prior performance for each share class of the fund, and not just the share class receiving the assets from the predecessor Account.

Response: Please see our responses to Comments 5 and 6 above.

10.	Comment: With respect to any Fund that has directly acquired a private fund, please provide the following information supplementally in correspondence.

a.

Describe the background of the predecessor Account, including information about when and why the predecessor Account was created. If the response indicates that the Account was created solely for purposes of establishing a performance record, the performance should not be presented.

Response: Please see our responses to Comments 5 and 6 above.

b.

State that the adviser for the fund was the adviser for the predecessor Account for the entire performance period shown. Also, state whether the adviser managed any other Accounts that were materially equivalent to the fund. Were these other Accounts converted to registered companies, and if not, why not? Please explain why the predecessor Account was chosen to be registered and if any other materially equivalent Account had lower performance as compared with the predecessor Account. The response should be reviewed to determine that an Account was not chosen to be converted to a registered investment company solely because it had the highest performance. State whether the predecessor Account transferred substantially all its portfolio securities or whether the predecessor Account transferred only a portion of its assets to the newly registered fund.

Response: Please see our responses to Comments 5 and 6 above.

c.	State whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

Response: Please see our responses to Comments 5 and 6 above.

d.	Describe supplementally whether the predecessor Account made any investment strategy changes to the Account within a one year period prior to the date the

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registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the predecessor Account within a one year period prior to the date the registration statement was filed. If any investors in the predecessor Account redeemed out of the predecessor Account within a one year of this date, please describe whether such investors were able to invest in an Account with substantially similar investment strategies to that of the predecessor Account.

Response: Please see our responses to Comments 5 and 6 above.

GLOBAL COMMENTS RELATED TO ESG FUNDS

11.

Comment: Where ESG is included in a Fund’s name but not already included in its investment objective, please either include ESG in the investment objective or explain in your correspondence filing why it is not included.

Response: The Trust has reviewed the relevant regulatory guidance for registration of ESG impact funds, including the EXAMS Risk Alert on ESG2, OIEA Investor Bulletin on ESG Investing3, Chair/Commissioner Statements on ESG4 and AMAC ESG Subcommittee5 recommendations. The Trust notes that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund is not an “impact fund” as that term is defined in the proposed ESG disclosure rule6 (the “Proposed ESG Rule”). Further, while the Fund has “ESG” in its name, the objective of the Fund is not specifically to achieve any “ESG” outcome, much as the objective is not to achieve any “emerging market” outcome, despite that term also being in the Fund’s name. “ESG” refers to types of investment the Fund makes, rather than to its objective in making those investments. For the foregoing reasons, the Trust believes that the current disclosure is appropriate and compliant with Form N-1A, Rule 35d-1 and is consistent with the Staff’s guidance in that

2 Division of Examinations, The Division of Examinations’ Review of ESG Investing (Apr. 9, 2021).

3 Office of Investor Education and Advocacy, Environmental, Social and Governance (ESG) Funds – Investor Bulletin (Feb. 26, 2021).

4 Commissioner Hester M. Peirce, Statement on Environmental, Social, and Governance Disclosures for Investment Advisers and Investment Companies (May 25, 2022).

5 U.S. Securities and Exchange Commission: Asset Management Advisory Committee, Recommendations for ESG (July 7, 2021). The Trust notes that in the July 7, 2021 AMAC ESG Subcommittee recommendations, the Subcommittee made clear that it had “concluded it was premature to broadly recommend specific mandated disclosure of material ESG matters through SEC rulemaking or required adoption of third-party standards.”

6 Securities and Exchange Commission, Enhanced Disclosures by Certain Investment Advisers and Investment Companies about Environmental, Social, and Governance Investment Practices, Release No. IA-6034; IC-34594 (May 25, 2022).

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the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information.

The Trust further notes that the series of the Trust sub-advised by Trillium Asset Management, LLC (“Trillium”) (the “Trillium Funds”) may be categorized as “impact funds” under the Proposed ESG Rule and each Trillium Fund does include elements relating to ESG in its investment objective.

The Staff has kindly furnished the above referenced guidance to support comments related to ESG disclosure. The Trust notes that many of the ESG-related comments received for the PAFT 485(a) Amendment reflect guidance in the Proposed ESG Rule. In the absence of an adopted rule, the Trust believes the inherently complex nature of any such additional disclosure would run the risk of causing undue confusion to investors. In the event the Proposed ESG Rule is ultimately adopted, the Trust will further review its approach to compliance with Form N-1A for “impact funds” and/or Funds incorporating ESG criteria in their investment processes.

12.

Comment: Please supplementally explain what criteria “the Adviser’s own internal analysis” and “information provided by third party data analytics service providers” will include to determine that a company is economically tied to a certain country.

Response: The “Location of Issuers” sub-section within the “More Information about Investment Strategies Related to the Funds” section on p. 67 of the Prospectuses will be revised as follows in response to this comment (deleted language denoted by ~~strikethrough~~ and new language denoted by underline):

A number of the Funds’ policies are determined by reference to whether an issuer is “located in” a particular country or group of countries or whether the issuer is located outside the U.S. more generally. Being “located in” a particular country reflects a judgment that an issuer is economically tied to that country, and in determining where an issuer is located for these purposes the Adviser will consider a number of factors, including but not limited to:

•	the markets in which the issuer’s securities are principally traded;

•	where the issuer’s headquarters, principal offices, or operations are located;

•	where the issuer is organized; and

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•	the percentage of the issuer’s revenues or profits derived from goods produced or sold, investments made, or services performed in the relevant country~~;~~.

•	~~the Adviser’s own internal analysis; and~~

•	~~information provided by third party data analytics service providers.~~

13.	Comment: Please disclose which sectors and regions, if known, that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund will be diversified across.

Response: The Trust confirms that Barrow Hanley does not target diversification across any particular sectors or geographic regions for the Fund.

14.	Comment: Please disclose how the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund is defining “margin improvement” and “multiple expansion” for purposes of its four value silos.

Response: The Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund’s principal investment strategies will be revised in the PAFT 485(b) Amendment as follows (deleted language denoted by ~~strikethrough~~ and new language denoted by underline):

The Sub-Adviser selects securities that it believes are temporarily undervalued by other market participants and whose value will rise over a reasonable amount of time. The Sub-Adviser seeks to understand and quantify drivers of upside value going forward, which are generally categorized into four value silos:

1) sales improvement,

2) profit margin improvement,

3) multiple expansion (defined as the increase in the valuation of a security without a proportional increase in its earnings or revenue, such as through an increase in the security’s valuation multiple), and

4) capital efficiency (defined as dividends, share repurchase, accretive mergers and acquisitions and/or divestments, etc.).

15.

Comment: Please consider disclosing whether the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund’s listed ESG Criteria are prioritized over returns, treated the same as returns, treated secondary to returns, or something else entirely.

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Response: The Trust respectfully declines to make revisions to the Fund’s investment strategy disclosures in response to this Comment. Please see the response to Comment 11 above.

16.

Comment: Please consider disclosing how the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund intends to measure and monitor whether it is achieving ESG-related impacts and over what time periods. This disclosure should include specific metrics or key performance indicators that the Fund will use to measure ESG-related impacts.

Response: The Trust respectfully declines to make revisions to the Fund’s investment strategy disclosures in response to this Comment. Please see the response to Comment 11 above.

17.

Comment: Please consider disclosing whether and where the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund will disclose its progress in achieving its stated impacts. If the Fund is not publicly disclosing this information, please explain to us why the Fund believes an absence of public disclosure is appropriate.

Response: The Trust respectfully declines to make revisions to the Fund’s investment strategy disclosures in response to this Comment. Please see the response to Comment 11 above.

18.

Comment: Explain (1) whether the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund’s ESG criteria are applied to every investment the Fund makes, and (2) whether ESG criteria is the exclusive factor considered or one of many factors.

Response: The Trust confirms that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund’s ESG criteria are applied to every investment the Fund makes, except for investments in cash and cash equivalents. The Trust confirms and believes that existing disclosure makes clear to investors, that ESG-criteria is a critical but non-exclusive factor used by Barrow Hanley when constructing the Fund’s portfolio.

19.

Comment: We note that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund intends to use scores from multiple third-party data and scoring providers to select investments. In the Fund’s principal investment strategies disclosure, please identify the provider that the Fund intends to use or the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider’s criteria and methodology in the principal strategies. Consider disclosing the risks involved in the Fund’s use of third-party data providers, if any, given the criteria used by different providers may vary substantially.

Response: Please see the response to Comment 11. The Trust believes that enhanced focus on third-party ESG data providers, including substantial detail related to vendor criteria and methodology, within the Fund’s investment strategy would fail to provide meaningful additional information while also running the risk of causing undue confusion to investors. The Trust further notes that the Fund’s “ESG Factor Risk” provides sufficient disclosure related to the risks inherent in the Fund’s use of these providers. The

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Trust undertakes to consider, for a future Registration Statement amendment, augmenting the disclosure in the “More Information about Investment Strategies Related to the Funds” sub-section of the Prospectus to include detailed information related to third-party ESG data providers.

20.

Comment: A Fund with an ESG focus should disclose, where appropriate, how it will approach relevant ESG proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes this information is not required.

Response: The Trust believes that procedures governing the approach to ESG proxy issues are sufficiently covered in Proxy Voting Procedures and Guidelines for each of Barrow Hanley and Trillium, as described in the registration statement.

The Trust does not view proxy voting as a principal investment strategy of the ESG focused Funds and does not believe that disclosure describing the proxy voting process is appropriate for the Fund Summary section describing each of these Funds. The Trust believes that additional disclosure is not necessary.

ADDITIONAL GLOBAL COMMENTS

21.

Comment: The Funds’ performance disclosure includes, in addition to the required broad-based securities market index, information for one or more other indexes, as permitted by Instruction 7 to Item 27A(d)(2) of Form N-1A. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

Response: Each Fund with an additional index provided in its performance table includes a related footnote with a narrative explanation that provides relevant information about the index as required by Form N-1A.

22.	Comment: For the Funds’ cumulative risk disclosures beginning on page 67, please label non-principal risks as such in accordance with Form N-1A.

Response: The “Summary of Principal Risks” sub-section within the “Additional Information About Principal Investment Strategies and Risks of the Funds” section of the Prospectuses will be revised as follows in the PAFT 485(b) Amendment (deleted language denoted by ~~strikethrough~~ and new language denoted by underli ne:

Summary of Principal and Non-Principal Risks

This section describes the principal risks and some related risks of investing in the Funds, listed in alphabetical order, but it does not describe every possible risk of investing in a Fund. Any investment in the Funds is subject to investment risks, including the possible loss of the principal amount invested. ~~Below are the principal risks of the Funds in alphabetical order.~~ The significance of any specific risk to an

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investment in a Fund will vary over time, depending on the composition of the Fund’s portfolio, market conditions, and other factors. Your investment in a Fund may be subject (in varying degrees) to the following risks discussed below. Each Fund may be more susceptible to some of the risks than others and not all risks will be applicable to all Funds. You should read all of the risk information for your Fund presented below carefully, because any one or more of these risks may result in losses to the Fund.

23.

Comment: We note that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund includes “IPO Risk” as a principal risk of the Fund. Please include investments in IPOs in the Fund’s principal investment strategies if the principal risk disclosure is accurate.

24.	Response: The Fund’s principal investment strategies will be revised in the PAFT 485(b) Amendment as follows (new language denoted by underline):

The Fund invests principally in common stock and sponsored and unsponsored ADRs and GDRs, of companies of any market capitalization. The Fund may invest in the securities of companies located in the People’s Republic of China (“China”), including A Shares of such companies that trade on the Shanghai Stock Exchange and the Shenzhen Stock Exchange through the Shanghai – Hong Kong and Shenzhen – Hong Kong Stock Connect programs (“Stock Connect”). Stock Connect is a mutual stock market access program designed to, among other things, enable foreign investments in China. The Sub-Adviser aims to achieve the Fund’s investment objective through an emerging markets strategy with an investment portfolio composed of a small number (approximately 25 – 40) of fundamentally researched securities. The securities in which the Fund invests may be denominated in currencies other than the U.S. dollar. The Fund’s portfolio will be constructed on a bottom-up basis as discussed below and typically will be diversified across sectors and regions. The Fund may also participate in initial public offerings (“IPOs”).

25.

Comment: We note that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund is required by its name to invest 80% of the value of its assets in two or more types of investments. The Fund currently includes two separate 80% policies in its principal investment strategies disclosure. Please combine these separate policies into a single 80% policy compliant with Rule 35d-1 under the 1940 Act.

Response: The Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund’s principal investment strategies will be revised in the PAFT 485(b) Amendment as follows (deleted language denoted by ~~strikethrough~~ and new language denoted by underline):

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Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities that are (1) issued by ~~of~~ companies located in emerging market countries and (2) consistent with the environmental, social and governance (“ESG”) criteria of Barrow, Hanley, Mewhinney & Strauss, LLC, the Fund’s sub-adviser (the “Sub-Adviser” or “Barrow Hanley”). The Fund obtains indirect exposure to equity securities through instruments such as~~instruments with economic characteristics similar to such securities. Instruments with economic characteristics similar to securities of companies located in emerging market countries include~~ sponsored and unsponsored American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).

…

~~Under normal market conditions, the Fund also will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies that are consistent with the environmental, social and governance (“ESG”) criteria of Barrow, Hanley, Mewhinney & Strauss, LLC, the Fund’s sub-adviser (the “Sub-Adviser” or “Barrow Hanley”).~~

26.

Comment: We note that the JOHCM Emerging Markets Discovery Fund is required by its name to invest 80% of the value of its assets in two or more types of investments. The Fund currently includes two separate 80% policies in its principal investment strategies disclosure. Please combine these separate policies into a single 80% policy compliant with Rule 35d-1 under the 1940 Act.

Response: The JOHCM Emerging Markets Discovery Fund’s principal investment strategies will be revised in the PAFT 485(b) Amendment as follows (deleted language denoted by ~~strikethrough~~ and new language denoted by underline):

The Fund invests, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities issued by companies that meet the portfolio managers’ “discovery criteria” and that are located in emerging markets, including frontier markets.

…

The portfolio managers primarily use a disciplined fundamental bottom-up research approach, namely by focusing on analyzing individual companies. As part of this approach, the portfolio managers aim to identify emerging market companies that they believe are inefficiently priced and that typically demonstrate one or more of the following positive growth characteristics: (1) industry players without overly significant competition and which are operating at high margins; (2) fast growing, flexible and responsive to changes; (3) able to achieve incremental gains in market share; and (4) have qualified management teams. In applying the Fund’s “discovery criteria” for selection of investments, the portfolio managers seek to identify companies that (1) exhibit one or more of the following characteristics: (a) are in

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emerging industries with pioneering business models, or (b) have innovative technologies that have the potential to disrupt the status quo, or (c) are offering products or services that are not yet widely available or adopted in the local market, with the potential for long-term growth, and (2) have market capitalizations below U.S. $8 billion at the time the issuer is first added to the Fund’s portfolio. If the Fund continues to hold securities of companies whose market capitalization subsequently exceed U.S. $8 billion after being added to the portfolio, they may continue to satisfy this criteria.

…

Under normal circumstances, the Fund will typically hold securities of 70 to 120 companies ~~and will invest at least 80% of its assets in small and medium capitalization companies, which the Fund currently considers to be companies with market capitalizations below U.S. $8 billion. For purposes of its 80% policy as to small and medium capitalization companies, if the Fund continues to hold securities of companies whose market capitalization, subsequent to purchase, grows to exceed U.S. $8 billion, it may continue to treat them as small or medium capitalization companies.~~

27.

Comment: Please supplementally explain and clarify in the disclosure if the Fund is defining “emerging market countries” as only those countries included in the MSCI Emerging Markets Index, MSCI Frontier Markets Index, Singapore and Hong Kong.

Response: The Trust confirms that the Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund, the Barrow Hanley Emerging Markets Value Fund and the Barrow Hanley International Value Fund each define “emerging market countries” as only those countries included in the MSCI Emerging Markets Index, MSCI Frontier Markets Index, Singapore and Hong Kong.

28.	Comment: Please confirm that, for Funds that borrow for investment purposes, that no borrowing line item on the fee table for such a Fund is required.

Response: The Trust confirms that none of the Funds borrow, or currently contemplate borrowing, for investment purposes.

29.

Comment: For any Fund that has “Credit” in its name, consider moving credit risk towards the top of the list of principal risk factors because it is in the Fund’s principal investment strategies and in the name of the Fund.

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Response: The Barrow Hanley Credit Opportunities Fund’s principal investment risks will be re-ordered such that “Credit Risk” will be the Fund’s first-listed principal risk in the PAFT 485(b) Amendment.

30.

Comment: Page 66 of the Barrow Hanley US Value Opportunities Fund’s prospectus describes the Fund’s Investment Objective as “outperform[ing] the Fund’s benchmark over a full market cycle.” Please define how the Fund is defining a “full market cycle.”

Response: The Barrow Hanley US Value Opportunities Fund’s investment objective will be revised in the PAFT 485(b) Amendment as follows (new language denoted by underline):

The Barrow Hanley US Value Opportunities Fund (the “Fund”) seeks to outperform the Fund’s benchmark over a full market cycle, typically five to seven years.

31.	Comment: Please describe what is meant by the Barrow Hanley International Value Fund’s investment objective of “maintaining lower risk” compared to the MSCI EAFE Value Index.

Response: The Barrow Hanley International Value Fund’s investment objective will be revised in the PAFT 485(b) Amendment as follows (deleted language denoted by):

The investment objective of the Fund is to seek higher returns compared to the MSCI EAFE Value Index~~, while maintaining lower risk~~.

32.	Comment: Is the MSCI EAFE Index net of foreign withholding taxes? If so, please disclose.

Response: Although not obligated to do so by Form N-1A, each prospectus in the PAFT 485(a) Amendment will be revised in the PAFT 485(b) Amendment to include a new sub-section “Performance Comparisons to International Indexes” under the “More Information about Investment Strategies Related to the Funds” section of each prospectus as follows:

Performance Comparisons to International Indexes. A Fund may compare its performance to one or more non-U.S. indexes prepared by MSCI. According to public disclosure made available by MSCI, the performance returns of such MSCI indexes are calculated net of foreign withholding taxes. Accordingly, performance information of such indexes presented in this prospectus reflects the net effect of foreign withholding tax.

33.

Comment: Page 38 of the Barrow Hanley International Value Fund prospectus discloses that the Fund considers a company to be a non-US company if “(i) at least 50% of the company’s assets are located outside of the U.S.; (ii) at least 50% of the company’s revenue is generated

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outside of the U.S.; (iii) the company is organized or maintains its principal place of business outside of the U.S.; or (iv) the company’s securities are traded principally outside of the U.S.” Please supplementally explain why the Barrow Hanley International Value Fund uses different criteria than that defined as “located in” in the Item 9 section of the prospectus.

Response: The Barrow Hanley International Value Fund, unlike the other funds it shares a statutory prospectus with, has a principal investment strategy to invest “in at least three countries, and invests at least 40% of its total assets in securities of non-U.S. companies.” The “Location of Issuers” section of the prospectus provides a summary overview of the factors that are weighed in order to make a determination as to whether a company is located outside of the U.S. This section includes the factors outlined in the Barrow Hanley International Value Fund’s prospectus disclosures, among others. The Trust respectfully notes that the “Location of Issuers” section makes clear that different series of the Trust may weight the various factors differently.

34.

Comment: We note that the TSW Core Plus Bond Fund may invest in CoCos. Please consider what, if any, disclosure is appropriate. The risk disclosure is related to convertible securities, rather than contingent convertible securities.

Response: The portfolio manager of the TSW Core Plus Bond Fund anticipates de minimis investments in contingent convertible bonds of less than 5% of the TSW Core Plus Bond Fund’s assets. Therefore, the Trust does not believe any further disclosure is appropriate.

*  *  *  *  *

Please feel free to contact me at (617) 854-2203 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Tyler DiBrino

Tyler DiBrino

cc:	Jonathan Weitz, President of the Trust
Andrew Jolin, JOHCM (USA) Inc
Dave Lebisky, CCO of the Trust
George B. Raine, Ropes & Gray LLP
Angela C. Jaimes, Ropes & Gray LLP

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APPENDIX A: Annual Fund Operating Expenses Tables and Expense Examples

Barrow Hanley Concentrated Emerging Markets ESG Opportunities Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.93%	0.93%	0.93%	0.93%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.42%	0.42%	0.42%	0.42%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	1.35%	1.45%	1.60%	1.35%
Fee Waivers and Reimbursements[2]	-0.29%	-0.29%	-0.29%	-0.29%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	1.06%	1.16%	1.31%	1.06%

[1]	Restated to reflect current expenses.

[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 1.04%, 1.14%, 1.29%, and 1.04% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) of the Fund at any time and will terminate automatically upon termination of the Fund’s

- 16 -	January 27, 2025

Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 1.04%, 1.14%, 1.29%, and 1.04% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

Barrow Hanley Credit Opportunities Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.60%	0.60%	0.60%	0.60%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.18%	0.18%	0.18%	0.18%
Acquired Fund Fees and Expenses	0.14%	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses	0.92%	1.02%	1.17%	0.92%
Fee Waivers and Reimbursements[2,3]	-0.15%	-0.15%	-0.15%	-0.15%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.77%	0.87%	1.02%	0.77%

[1]	Restated to reflect current expenses.

[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies (other than the Barrow Hanley Floating Rate Fund) , and extraordinary expenses) exceed 0.77%, 0.87%, 1.02%, and 0.77% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement.

The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) of the Fund at any time and will terminate automatically upon termination of the Fund’s Investment Advisory

- 17 -	January 27, 2025

Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.77%, 0.87%, 1.02%, and 0.77% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

The Adviser further has agreed contractually to waive its investment advisory fee payable by the Fund in the amount of the investment advisory fee the Adviser receives attributable to the assets of the Fund invested in the Barrow Hanley Floating Rate Fund until February 1, 2026. This agreement may be terminated by the Board at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement.

[3]	The contractual expense limit and advisory fee waiver represent 0.01% and 0.14%, respectively, of the 0.15% in Fee Waivers and Reimbursements shown in the table.

Barrow Hanley Emerging Markets Value Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.87%	0.87%	0.87%	0.87%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	3.10%	3.10%	3.10%	3.10%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	3.97%	4.07%	4.22%	3.97%
Fee Waivers and Reimbursements[2]	-2.97%	-2.97%	-2.97%	-2.97%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	1.00%	1.10%	1.25%	1.00%

[1]	Restated to reflect current expenses.

[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.98%, 1.08%, 1.23%, and 0.98% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or

- 18 -	January 27, 2025

reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) of the Fund at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.98%, 1.08%, 1.23%, and 0.98% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

Barrow Hanley Floating Rate Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%	0.45%	0.45%	0.45%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.17%	0.17%	0.17%	0.17%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	0.62%	0.72%	0.87%	0.62%
Fee Waivers and Reimbursements[2]	-0.03%	-0.03%	-0.03%	-0.03%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.59%	0.69%	0.84%	0.59%

[1]	Restated to reflect current expenses.

[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.59%, 0.69%, 0.84%, and 0.59% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was

- 19 -	January 27, 2025

made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) of the Fund at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.59%, 0.69%, 0.84%, and 0.59% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

Barrow Hanley International Value Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.66%	0.66%	0.66%	0.66%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.23%	0.23%	0.23%	0.23%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	0.89%	0.99%	1.14%	0.89%
Fee Waivers and Reimbursements[2]	-0.04%	-0.04%	-0.04%	-0.04%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.85%	0.95%	1.10%	0.85%

[1]	Restated to reflect current expenses.

[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.85%, 0.95%, 1.10%, and 0.85% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses

- 20 -	January 27, 2025

(excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board) of the Fund at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.85%, 0.95%, 1.10%, and 0.85% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

Barrow Hanley Total Return Bond Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.35%	0.35%	0.35%	0.35%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.14%	0.14%	0.14%	0.14%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	0.49%	0.59%	0.74%	0.49%
Fee Waivers and Reimbursements[2]	-0.14%	-0.14%	-0.14%	-0.14%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.35%	0.45%	0.60%	0.35%

[1]	Restated to reflect current expenses.

[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.35%, 0.45%, 0.60%, and 0.35% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses

- 21 -	January 27, 2025

associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) of the Fund at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.35%, 0.45%, 0.60%, and 0.35% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

Barrow Hanley US Value Opportunities Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses
(Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.55%	0.55%	0.55%	0.55%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.17%	0.17%	0.17%	0.17%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	0.72%	0.82%	0.97%	0.72%
Fee Waivers and Reimbursements[2]	-0.02%	-0.02%	-0.02%	-0.02%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.70%	0.80%	0.95%	0.70%

[1]	Restated to reflect current expenses.

[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.70%, 0.80%, 0.95%, and 0.70% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the

- 22 -	January 27, 2025

current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board) of the Fund at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.70%, 0.80%, 0.95%, and 0.70% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

JOHCM Emerging Markets Discovery Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.05%	1.05%	1.055	1.05%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.49%	0.49%	0.49%	0.49%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.55%	1.65%	1.80%	1.55%
Fee Waivers and Reimbursements[1]	0.30%	0.30%	0.30%	0.30%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	1.25%	1.35%	1.50%	1.25%

[1]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 1.24%, 1.34%, 1.49%, and 1.24% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated

- 23 -	January 27, 2025

by the Board of Trustees at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement.

JOHCM Emerging Markets Opportunities Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.90%	0.90%	0.90%	0.90%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.14%	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses	1.04%	1.14%	1.29%	1.04%
Fee Waivers and Reimbursements[1]	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	1.04%	1.14%	1.29%	1.04%

[1]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 1.04%, 1.14%, 1.29%, and 1.04% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively , until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Funds’ Investment Advisory Agreement.

- 24 -	January 27, 2025

JOHCM Global Select Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.87%	0.87%	0.87%	0.87%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses	0.26%	0.26%	0.26%	0.26%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.14%	1.24%	1.39%	1.14%
Fee Waivers and Reimbursements[1]	-0.16%	-0.16%	-0.16%	-0.16%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.98%	1.08%	1.23%	0.98%

[1]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.96%, 1.06%, 1.21%, and 0.96% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively , until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.96%, 1.06%, 1.21%, and 0.96% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

- 25 -	January 27, 2025

JOHCM International Opportunities Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses	0.67%	0.67%	0.67%	0.67%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.43%	1.53%	1.68%	1.43%
Fee Waivers and Reimbursements[1]	-0.92%	-0.92%	-0.92%	-0.92%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.51%	0.61%	0.76%	0.51%

[1]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.50%, 0.60%, 0.75%, and 0.50% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively , until February 1, 2028, pursuant to a supplemental expense limitation agreement, between the Fund and the Adviser dated February 1, 2025 (the “Supplemental Expense Limitation Agreement”). Pursuant to the Supplemental Expense Limitation Agreement, the Adviser (i) cannot recoup any waiver or reimbursement made pursuant to the Supplemental Expense Limitation Agreement and (ii) will suspend the payment of any recouped waivers or reimbursements provided for under the expense limitation agreement between the Adviser and Trust dated February 1, 2024 (the “Primary Expense Limitation Agreement”), until February 1, 2028, the termination date of the Supplemental Expense Limitation Agreement. The Supplemental Expense Limitation Agreement and Primary Expense Limitation Agreement may be terminated by the Board of Trustees, and certain amounts waived or reimbursed may be recouped by the Adviser after February 1, 2028. The Supplemental Expense Limitation Agreement and Primary Expense Limitation Agreement are described in more detail under “MANAGEMENT OF THE FUNDS—Fund Recoupment Arrangements” in the Fund’s prospectus.

- 26 -	January 27, 2025

JOHCM International Select Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.84%	0.84%	0.84%
Distribution (Rule 12b-1) Fees	None	0.25%	None
Other Expenses[1]	0.11%	0.11%	0.11%
Total Annual Fund Operating Expenses	0.95%	1.20%	0.95%
Fee Waivers and Reimbursements[2]	0.00%	-0.02%	0.00%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.95%	1.18%	0.95%

[1]	Restated to reflect current expenses.

[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.95%, 1.18%, and 0.95% for Institutional Shares, Investor Shares, and Class Z Shares, respectively , until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement.

- 27 -	January 27, 2025

Regnan Sustainable Water and Waste Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	6.66%	6.66%	6.66%	6.66%
Total Annual Fund Operating Expenses	7.41%	7.51%	7.66%	7.41%
Fee Waivers and Reimbursements[2]	-6.52%	-6.52%	-6.52%	-6.52%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.89%	0.99%	1.14%	0.89%

[1]	Other Expenses are estimated for the current fiscal year.

[2]

JOHCM (USA) Inc (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.89%, 0.99%, 1.14%, and 0.89% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively , until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement.

- 28 -	January 27, 2025

Trillium ESG Global Equity Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%	0.85%	0.85%	0.85%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.14%	0.10%	0.10%	0.10%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses[1]	0.99%	1.05%	1.20%	0.95%

[1]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.99%, 1.09%, 1.24% and 0.99% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively , until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement.

- 29 -	January 27, 2025

Trillium ESG Small/Mid Cap Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%	0.75%	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses[1]	0.45%	0.45%	0.45%	0.45%
Acquired Fund Fees and Expenses	None	None	None	None
Total Annual Fund Operating Expenses	1.20%	1.30%	1.45%	1.20%
Fee Waivers and Reimbursements[2]	-0.23%	-0.23%	-0.23%	-0.23%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.97%	1.07%	1.22%	0.97%

[1]	Restated to reflect current expenses.
[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.97%, 1.07%, 1.22%, and 0.97% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares respectively until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.97%, 1.07%, 1.22%, and 0.97% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively , due to certain excluded expenses.

- 30 -	January 27, 2025

TSW Core Plus Bond Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.40%	0.40%	0.40%	0.40%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses	3.24%	3.24%	3.24%	3.24%
Acquired Fund Fees and Expenses[1]	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	3.66%	3.76%	3.91%	3.66%
Fee Waivers and Reimbursements[2]	-3.14%	-3.14%	-3.14%	-3.14%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.52%	0.62%	0.77%	0.52%

[1]	Expenses associated with investments in underlying investment companies are excluded from the contractual expense limitation.
[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.50%, 0.60%, 0.75%, and 0.50% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively , until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) at any time and will terminate automatically upon termination of the Fund’s Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.50%, 0.60%, 0.75%, and 0.50% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

- 31 -	January 27, 2025

TSW Emerging Markets Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.80%	0.80%	0.80%	0.80%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses	0.95%	0.95%	0.95%	0.95%
Total Annual Fund Operating Expenses	1.75%	1.85%	2.00%	1.75%
Fee Waivers and Reimbursements[1]	-0.76%	-0.76%	-0.76%	-0.76%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.99%	1.09%	1.24%	0.99%

[1]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.99%, 1.09%, 1.24%, and 0.99% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) at any time and will terminate automatically upon termination of the Investment Advisory Agreement.

- 32 -	January 27, 2025

TSW High Yield Bond Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%	0.50%	0.50%	0.50%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses	0.78%	0.78%	0.78%	0.78%
Acquired Fund Fees and Expenses[1]	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.29%	1.39%	1.54%	1.29%
Fee Waivers and Reimbursements[2]	-0.63%	-0.63%	-0.63%	-0.63%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.66%	0.76%	0.91%	0.66%

[1]	Expenses associated with investments in underlying investment companies are excluded from the contractual expense limitation.
[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) exceed 0.65%, 0.75%, 0.90%, and 0.65% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) at any time and will terminate automatically upon termination of the Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.65%, 0.75%, 0.90%, and 0.65% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.

- 33 -	January 27, 2025

TSW Large Cap Value Fund

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

	Institutional Shares	Advisor Shares	Investor Shares	Class Z Shares
Shareholder Fees (Fees paid directly from your investment)	-	-	-	-
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None	None
Maximum Deferred Sales Charge (Load) Imposed on Purchases (as a percentage of net asset value)	None	None	None	None
Redemption Fee	None	None	None	None
Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.58%	0.58%	0.58%	0.58%
Distribution (Rule 12b-1) Fees	None	0.10%	0.25%	None
Other Expenses	0.37%	0.37%	0.37%	0.37%
Acquired Fund Fees and Expenses[1]	0.02%	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses	0.97%	1.07%	1.22%	0.97%
Fee Waivers and Reimbursements[2]	-0.22%	-0.22%	-0.22%	-0.22%
Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements	0.75%	0.85%	1.00%	0.75%

[1]	Expenses associated with investments in underlying investment companies are excluded from the contractual expense limitation.
[2]

The Fund’s investment adviser (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent that Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) 0.73%, 0.83%, 0.98% and 0.73% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, until February 1, 2026. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recoup any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recoupment does not cause the Total Annual Fund Operating Expenses (excluding brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with investments in underlying investment companies, and extraordinary expenses) to exceed the current expense limitation or the applicable expense limitation that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees (the “Board”) at any time and will terminate automatically upon termination of the Investment Advisory Agreement. Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements may exceed 0.73%, 0.83%, 0.98% and 0.73% for Institutional Shares, Advisor Shares, Investor Shares, and Class Z Shares, respectively, due to certain excluded expenses.